Exhibit (n)(2)

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of
Carey Credit Income Fund

We have audited the consolidated financial statements of Carey Credit Income Fund (“the Company”) as of December 31, 2015 and for the year ended December 31, 2015 referred to in our report dated March 15, 2016 appearing in the accompanying registration statement of Carey Credit Income Fund 2018 T on Form N-2. In our opinion, the senior securities table of Carey Credit Income Fund for the year ended December 31, 2015 appearing on page 79 of this form N-2 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

New York, New York
March 15, 2016